09011956

Page 1 of 23
Exhibit Index Begins on Page 22

SEC Mail Processing Section

JUN 26 2009

Washington, DC 122

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 1-1070

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Olin Corporation
190 Carondelet Plaza, Suite 1530
Clayton, MO 63105

Page 2

OLIN CORPORATION CONTRIBUTING

EMPLOYEE OWNERSHIP PLAN

Financial Statements

December 31, 2008 and 2007

Page 3

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Table of Contents

*Schedules of reportable transactions, obligations in default, and leases in default (as required by Section 103 (c)(5) of the Employee Retirement Income Security Act of 1974) are not applicable.

Page 4

AMPER, POLITZINER & MATTIA, LLP

Report of Independent Registered Public Accounting Firm

Pension and CEOP Administrative Committee of
Olin Corporation Contributing Employee Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Olin Corporation Contributing Employee Ownership Plan (the "Plan") as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the years then ended in conformity with the U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Amper, Politziner + Mattia, LLP

June 25, 2009
New York, New York

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN
Statements of Net Assets Available for Benefits
December 31,

	2008	2007
Assets:		
Investments, at fair value:		
Common stock	$ 71,935,502	$ 98,008,037
Mutual funds	136,534,037	231,551,997
Common/collective trusts	93,470,416	130,366,637
Self-directed brokerage	7,433,072	11,360,902
Participant loans	7,496,581	12,568,468
	316,869,608	483,856,041
Employer contribution receivable	210,219	4,610,488
Net assets available at fair value	317,079,827	488,466,529
Add: Adjustment from fair value to contract value for interest in common collective trusts relating to fully benefit-responsive investment contract	533,414	2,008,513
Net assets available for benefits	$ 317,613,241	$ 490,475,042

See accompanying notes to financial statements.

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31,

	2008	2007
Additions:		
Investment income:		
Dividends and interest	$ 7,732,598	$ 20,329,625
Interest on participant loans	517,750	768,245
Net (depreciation) / appreciation in fair value of investments	(81,196,307)	23,866,532
	(72,945,959)	44,964,402
Contributions:		
Employee	11,537,852	15,175,709
Rollover	493,159	950,128
Employer	14,723,470	12,421,984
	26,754,481	28,547,821
Deductions:		
Administrative expenses	(73,471)	(108,141)
Distributions to participants	(48,166,666)	(50,250,926)
Total Deductions	(48,240,137)	(50,359,067)
Net (decrease)/increase prior to transfer	(94,431,615)	23,153,156
Net transfers	(78,430,186)	25,543,276
Net assets available for plan benefits at beginning of year	490,475,042	441,778,610
Net assets available for plan benefits at end of year	$ 317,613,241	$ 490,475,042

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Consequently, income and related assets are recognized when earned and expenses and related liabilities are recognized when the obligations are incurred.

The Olin Corporation (Olin or Employer) Contributing Employee Ownership Plan (the Plan or CEOP) operates as an employee stock ownership plan (ESOP), and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (IRC). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

The Plan's investments are valued as fair value. Fair values are based on quoted prices as of the date of the financial statements. The SSgA Stable Value Fund and Fidelity Income Managed Portfolio are valued at fair value with an adjustment to contract value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the plans gains and losses on investments bought and sold as well as held during the year.

(d) Fair Value of Financial Instruments

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standard No. 157, *Fair Value Measurements (*SFAS 157). SFAS 157 establishes a new framework for measuring fair value and expands related disclosures. SFAS 157 requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market, in an orderly transaction between market participants. Such is a market-based measurement, not an entity-specific measurement. SFAS 157 establishes a three-level valuation hierarchy based upon observable and non-observable inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan's market assumptions. The fair value hierarchy consists of three levels of inputs that may be used to measure fair value as follows:

Page 8

(1) Summary of Significant Accounting Policies (Continued)

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable either directly or indirectly; quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, for substantially the full term of the assets or liabilities.

Level 3 – Significant inputs to the valuation model that are unobservable, typically based on a Plan's own assumptions, as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The methods of valuation described herein may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Shares of mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at the end of the year.

Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Money market mutual funds are valued using the amortized cost method as permitted by Rule 2a-7 under the Investment Company Act of 1940, which approximates fair value.
Common/Collective Trusts are valued by reference to the funds' underlying assets. Units held in collective trusts are valued based on the market prices of the underlying investments in the funds at year-end.

Participant loans are valued at estimated fair value using amortized cost which management believes is an accurate reflection of fair value.

(1) Summary of Significant Accounting Policies (Continued)

The following table presents the fair value hierarchy for the balances of the assets and liabilities of the Plan measured at fair value as of December 31, 2008.

	Investment Assets at Fair Value as of December 31, 2008			
Investments:	Level 1	Level 2	Level 3	Total
Mutual funds	$136,534,037			$136,534,037
Common Collective Trusts		$93,470,416		93,470,416
Common Stock	79,368,574			79,368,574
Loans to participants			7,496,581	7,496,581
Total investments at fair value	$215,902,611	$93,470,416	$7,496,581	$316,869,608

Total Trust investment assets at fair value classified within level 3 were $7,496,581 as of December 31, 2008, which consists of participant loans. Such amounts were 2.4% of net assets available for benefits at fair value as of December 31, 2008.

Level 3 Investments Assets and Liabilities

	January 1, 2008	Realized Gains (Losses)	Unrealized gains (losses) relating to instruments still held December 31, 2008	Purchases, sales, Issuances and Settlement Net	Transfers in/or out of Level 3	December 31, 2008
Participant Loans	$12,568,468	$ -	$ -	$(5,071,887)	$ -	$7,496,581

(e) Distributions to Participants

Distributions to participants are recorded when paid.

(f) Administrative Expenses

All expenses of maintaining the Plan are paid by the Plan. Other Plan expenses are paid by Olin. Certain administrative functions of the Plan are performed by officers or employees of Olin. No such officer or employee receives compensation from the Plan.

(1) Summary of Significant Accounting Policies (Continued)

(g) Trust Fund Management

State Street Bank and Trust ("State Street") is the Trustee of the Plan. Under the terms of the Trust Agreement with State Street, the Trustee is responsible for the safekeeping of Plan assets in the trust fund and the maintenance of records relating to receipts and disbursements from the trust fund. The Trustee invests funds in accordance with the terms of the Plan and makes payments from the trust fund as directed by participants and Olin.

Under State Street, trustee fees, investment management fees, commissions, and related Plan administrative expenses are incorporated into the fees associated with the investment funds made available under the Plan. In addition, fees associated with the self-directed brokerage feature are charged directly to the affected Participant's account. The account of each Participant applying for a Plan loan is charged an application fee ($50 per loan). No commissions are charged on purchases of Company common stock directly from Olin or from investment accounts within the Plan.

(h) Mutual Fund Fees

Underlying investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees, which are ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940, are annual fees deducted to pay for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the Plan's investment earnings activity and thus not separately identifiable as an expense.

(i) Recordkeeper

CitiStreet LLC is the recordkeeper for the Plan. On July 1, 2008, CitiStreet LLC was acquired by Institutional Plan Services, ING US Wealth Management.

(2) Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan consisting of the following separate investment funds:

SSgA Stable Value Fund
PIMCO Total Return Fund
SSgA S&P 500 Index Fund
American Beacon Large Cap Value Fund
American Funds Large Cap Growth Fund
SSgA MidCap Index Fund
Lazard Mid-Cap Fund
Olin Corporation Common Stock Fund
Fidelity Magellan Fund*
Fidelity Managed Income Portfolio Fund *
Pennsylvania Mutual Small Cap Fund
SSgA Small Cap Index Fund
Julius Baer International Growth Fund
T. Rowe Price Age Based Retirement Income Fund
T. Rowe Price Age Based Retirement 2010 Fund
T. Rowe Price Age Based Retirement 2020 Fund
T. Rowe Price Age Based Retirement 2030 Fund
T. Rowe Price Age Based Retirement 2040 Fund
Self Directed Brokerage Investment

* See Plan Merger footnote below.

(2) Description of Plan

(b) Plan Mergers and Transfers

Effective July 1, 2007, the Savings Plan for Hourly Employees of Chase Brass & Copper Company Savings Plan and the Chase Brass & Copper Company Savings and Profit Sharing Plan for Salaried Employees ("Chase Plans") were merged with the Plan. The balances from the Chase plans, which totaled $25,543,276 were transferred to the investment funds in the Plan with the most similar characteristics, with two exceptions. Chase plan balances invested in the Fidelity Magellan Fund were transferred in kind and will be maintained in the Plan. The Chase plan balances invested in the Fidelity Managed Income Portfolio Fund ("MIP") was liquidated 12 months following the merger. The MIP Fund was combined with the participants' investment in the SSgA Stable Value Fund. Until the MIP Fund was liquidated, the SSgA unit value was weighted according to the proportion of the participants' investment in the MIP Fund and the SSgA Fund. The MIP was fully liquidated in April, 2008. No additional investment in the Fidelity Magellan Fund or the MIP Fund is permitted.

Acquisition of Pioneer Companies, Inc.

On August 31, 2007, Olin acquired Pioneer Companies, Inc. ("PCI"). PCI sponsored three defined contribution plans: Pioneer Americas LLC Savings Plan for Henderson Bargaining Unit Employees, Pioneer Americas LLC Savings Plan for Salaried Employees and Pioneer Americas LLC Savings Plan for Tacoma Bargaining Unit Employees ('the Pioneer Plans"). The Pioneer Plans were frozen effective December 31, 2007 and participants became eligible to participate in the CEOP effective January 1, 2008. The assets of the Pioneer Plans, which totaled $23,017,100, were merged with the CEOP effective March 31, 2008.

Divestiture of Olin Metals Business to Global Brass and Copper Holdings, Inc.

On November 19, 2007, Olin sold its metals business to Global Brass and Copper Holdings, Inc., ("GBC") and contributions to the Plan were discontinued as of November 19, 2007 for participants who were transferred to GBC as employees. Participants were provided an option to transfer their balances from the CEOP to the Global Brass and Copper Company Retirement Savings Plan. During the first quarter of 2008, 847 participants transferred $101,447,286 from the CEOP to the Global Brass and Copper Company Retirement Savings Plan.

(c) Eligibility and Contributions

An eligible employee is any person who is employed as a non-bargaining employee or a collectively bargained employee covered by a collective bargaining agreement which provides for participation in the Plan and is actively enrolled on the Employer's payroll and is either performing services in the United States or is a citizen of the United States performing services outside the United States at the request of the Employer.

The total maximum allowable employee contribution is 80% for non-highly compensated employees. Subject to the IRS rules concerning discrimination, the maximum allowable employee contribution is 18% of eligible pay for highly compensated employees.

(2) Description of Plan (Continued)

Eligible employees hired on or after October 1, 2006 are automatically enrolled in the Plan at a contribution rate of 6%.

The Internal Revenue Code (IRC) maximum amount of tax deferred contributions that may be made to the CEOP was $15,500 for 2008 and for 2007. The amount of tax deferred contributions is based on eligible pay and the percentage of pay the participant has elected to contribute to the Plan.

Starting in 2002, participants who are age 50 and older at any time during the year are eligible to make catch-up contributions in accordance with the Economic Growth and Tax Relief Reconciliation Act (EGTRRA). Catch-up contributions are additional, tax deferred contributions that eligible participants are permitted to make in excess of the IRS tax deferred contribution limit. Catch-up contributions in excess of 6% of eligible pay are not matched with Company contributions.

The Employer matching contribution percentage is determined by the board of directors of the Employer and, under the Plan provisions, may amount to 100% of the participants' contributions, up to 6% of eligible pay. Decreases in the Employer matching contribution percentage may be approved by the Company.

Generally, for hourly employees, the Employer matching contribution rate for 2007 and 2008 varied according to work location and collective bargaining agreements. The Employer matching contribution rate was applied to employee contributions up to 6% of pay, with a portion of the employee contributions matched by the employer at the rate of 100% and the balance of the employee contributions up to 6% of pay matched at 50%.

Generally, for salaried employees and employees in the Chlor Alkali division, for 2007, the Employer matching contribution was based on the Company's reported annual Earnings Per Share in accordance with the following schedule:

Reported Annual Earnings Per Share	Company Match on 1st 6% of Pay
Less than $0.00	00.00%
$0.00 - $0.49	25.00%
$0.50 - $0.99	50.00%
$1.00 or more	75.00%

For 2007, eligible employees received a Company match of 75% on the first 6% of pay contributed to the Plan.

(2) Description of Plan (Continued)

For 2008, generally, for salaried employees and employees in the Chlor Alkali division, the Employer matching contribution rate was set at 50% of employee contributions up to 6% of pay.

Also, certain hourly employees were eligible for a performance based matching contribution equal to 25% of the first 6% of pay that they contributed for 2008 that was previously matched by the Company at the rate of 50%. The basis for the performance based matching contribution was Economic Value Added ("EVA") which is the difference between the Company's net operating profit after taxes and a charge for the cost of capital. The EVA performance based matching contribution was $210,219 for 2008. No performance based match was made in 2007, as the company's EVA performance did not reach the required level for such a match. This performance based matching contribution provision was eliminated effective January 1, 2009.

Prior to October 17, 2003, employer matching contributions had been invested in the Olin Common Stock Fund. Thereafter, the employer matching contributions are invested in the same manner as the employees' contributions.

Additionally, the Plan provides certain employees with a Retirement Contribution contributed by the Company. The Retirement Contribution is credited to a Retirement Contribution Account within the CEOP. Such contributions are predominantly 5% or 7.5% of the employee's pay and are invested in the same investment allocation as the employees' contributions to the CEOP. Other formulas used to determine the Retirement Contribution are generally based on age and service.

The default investment option for employees who are eligible for a Retirement Contribution but do not otherwise participate in the Plan is the T. Rowe Price Age Based Fund Retirement Fund with a maturity date closest to the participant's 65th birthday.

(d) Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the value of the participant's vested account.

Page 14

(2) Description of Plan (Continued)

(e) Olin Common Stock Fund

Employees may transfer any or all of the value of the investments purchased with their own contributions, including Olin common stock, to any one or combination of investments available in the Plan. Such transfers may be made, without limitation, at any time and as often as employees choose. Prior to October 17, 2003, the Olin common stock purchased with Employer contributions was not transferable until employees terminated employment with the Company. However, employees who were age 50 or older were, and still are, permitted to withdraw any or all of the value of the Olin common stock purchased with Employer contributions without the usual suspension of contribution penalty. Provided the amount of the withdrawal is rolled over to an Individual Retirement Account, tax payments would be deferred until the employee takes a distribution from the Individual Retirement Account. Effective October 17, 2003, all of the Olin common stock in an employee's CEOP account, including shares purchased with Company contributions, became transferable.

(f) Arch Common Stock Fund

The Plan was amended to provide for the elimination of the Arch Common Stock Fund. The Arch common stock was sold over the period beginning October 9, 2006 and concluding February 13, 2007. Proceeds from the sale of the Arch common stock were reinvested in the same investment allocation in effect for participants' contributions.

(g) Vesting and Payment of Benefit Provisions

All participants become 100% vested in the Employer's contributions upon the completion of five years of service or as a result of death, disability, or retirement. The Company contribution account of each participant shall be vested in accordance with the following schedule:

Years of service	Percentage vested
2	25%
3	50%
4	75%
5 or more	100%

Upon termination of service for any reason, a participant may elect to receive his or her entire vested balance in either a lump-sum amount or in annual installments up to fifteen years, or if the participants' life expectancy exceeds fifteen years, the life expectancy of the participant.

All distributions shall be paid in cash, however, at the election of the distributee, distributions from the Olin Common Stock Fund may be paid in common stock with any fractional interest in a share of common stock paid in cash. Following the complete liquidation of the Arch Common Stock Fund, the Olin Common Stock Fund is the only fund allowing for distributions in the form of common stock.

(2) Description of Plan (Continued)

(h) Loan Provision

All employees who are participants in the Plan with accounts other than the Retirement Contribution account are eligible to borrow from the Plan. The Retirement Contribution account is not eligible for loans. No loan when added to the outstanding balance of all other loans from the Plan to the Eligible Borrower shall exceed the lesser of:

(1) Fifty Thousand Dollars ($50,000), reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the Eligible Borrower during the one-year period ending on the day before the date the loan is made, over the outstanding balance of loans from the Plan to the Eligible Borrower on the date the loan is made, or

(2) One-half (1/2) of the Eligible Borrower's vested Account Balance as of the valuation date coincident with or immediately preceding the date of the loan.

Under the Plan, employees may have up to five outstanding loans at any time. The loans are funded from the participants' accounts, reducing the account balance by the loan amount, and are reflected as participant loans in the Plan's financial statements. The interest rate on these loans is the prime rate at the date of loan origination. Interest rates on new loans ranged from 4% to 7.25% in 2008 and 7.50% to 9.25% in 2007.

(i) Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(3) Forfeitures of Employer Contributions

Forfeitures of Employer's contributions, equivalent to the fair value of forfeited shares plus dividends not reinvested, were used to reduce current Employer's cash contributions by $545,225 and $48,464 for the Plan years ended December 31, 2008 and 2007, respectively. Unutilized forfeitures at December 31, 2008 and 2007 amounted to $58,652 and $290,421, respectively.

(4) Investments

The Plan's investments which exceeded 5% of net assets available for plan benefits as of December 31, 2008 and 2007 are as follows:

Description of investment	December 31 2008	2007
SSgA Stable Value Fund**	59,440,451	55,649,905
SSgA S&P 500 Index Fund	27,322,793	60,705,207
PIMCO Total Return Fund	42,826,014	47,604,331
Olin Corporation Common Stock*	72,606,760	98,340,846
Julius Baer International Growth Fund		34,803,201
T. Rowe Price Age Based Retirement Income Fund - 2010		25,134,636
T. Rowe Price Age Based Retirement Income Fund - 2020		25,174,937

*Includes shares of Olin Corporation Common Stock held by participants in the Self Directed Brokerage Account.

**SSgA Stable Value Fund is stated at contract value.

During 2008 and 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2008	2007
Common stock	$ (1,803,984)	$18,164,426
Mutual funds	(76,992,134)	(148,597)
Common/collective trusts	(2,436,228)	5,736,550
Self-directed brokerage	36,039	114,153
	$(81,196,307)	$23,866,532

(5) Risks and Uncertainties

The Plan invests in various investment securities, including Company common stock. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Users of these financial statements should be aware that the financial markets' volatility in 2008, and subsequent, may significantly impact the subsequent valuation of the Plan's investments. Accordingly, the valuation of investments at December 31, 2008 may not necessarily be indicative of amounts that could be realized in a current market exchange.

(6) Fully Benefit Responsive Investment Contract - State Street Bank and Trust Company Principal Accumulation Return Fund ("PAR Fund," "SSgA Stable Value Fund") and Fidelity Managed Income Portfolio Fund ("MIP Fund")

The PAR Fund was established by State Street Bank and Trust under the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust. The PAR Fund's participants are employee benefit plans. The PAR Fund invests in a representation of guaranteed interest contracts ("Traditional GIC" or "GICs"), bank investment contracts, and/or a wrapped portfolio of fixed income ("synthetic investment contracts or "Synthetic GICs"). In addition to the PAR Fund, during the year, the Plan held investments in the MIP Fund as described in the Plan Merger footnote found in 2(b). Investments in the MIP Fund were fully liquidated as of December 31, 2008.

(7) Tax Status

Olin received a determination letter dated April 3, 2003 from the Internal Revenue Service stating that the Plan is a qualified plan and the trust there under is exempt from Federal income taxes under the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements. The Plan was amended and restated since receiving the determination letter. Counsel for Olin advised that an employee will not be subject to Federal income taxes on the contributions of the Employer, or on dividends, interest or profit from sales of securities received by the Trustee and credited to an employee's account, until such account or accounts are withdrawn or made available to the employee. The tax treatment to the participant generally will depend upon the form of withdrawal.

(8) Party-In-Interest Transactions

Certain Plan investments are shares of Olin common stock and shares of mutual funds managed by State Street Global Advisors. State Street Global Advisors is a related party to the Trustee as defined by the Plan. Therefore, these transactions qualify as party-in-interest. Investment-related fees are reflected in the Statements of Changes in Net Assets Available for Plan Benefits.

The CEOP reimburses the Company for expenses that the Company incurs as a result of administering the Plan. Such reimbursements constitute party – in – interest transactions and are reflected in the Statements of Changes in Net Assets Available for Plan Benefits. Administrative expenses paid during the years ended December 31, 2008 and 2007 were $73,491 and $108,141 respectively. The Company was reimbursed for administrative expenses in the amount of $69,926.

(9) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2008 and 2007, per the financial statements to the Form 5500:

	2008
Net assets available for benefits per the financial statements	$317,613,241
Adjustment from contract value to fair value for fully benefit responsive investment contracts	(533,414)
Net assets available for benefits per the 5500	$317,079,827
Net decrease in net assets per the financial statements	$(172,861,801)
Adjustment from contract value to fair value for fully benefit responsive investment contracts	(533,414)
Net increase in net assets per the 5500	$(173,395,215)

	2007
Net assets available for benefits per the financial statements	$490,475,042
Adjustment from contract value to fair value for fully benefit responsive investment contracts	2,008,513
Net assets available for benefits per the 5500	$488,466,529
Net decrease in net assets per the financial statements	$ 48,696,432
Adjustment from contract value to fair value for fully benefit responsive investment contracts	2,008,513
Net increase in net assets per the 5500	$ 46,687,919

(10) Accounting for Uncertainty in Income Taxes

In June, 2006, the Financial Accounting Standards Board (the FASB) issued Financial Interpretation Number 48, Accounting for Uncertainty in Income Taxes – an interpretation of SFAS No. 109 (FIN48).

This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes and is effective for fiscal years beginning after December 15, 2007. As of December 31, 2007, the Plan had adopted FIN 48. The Plan's adoption of FIN 48 did not impact the amounts reported in the financial statements of the Plan due to the fact that the Plan is qualified and tax exempt.

(11) Subsequent Events

Safe Harbor Plan

Effective January 1, 2009, amendments were adopted making the Plan a "safe harbor plan" under Internal Revenue Code Section 401k(12) and 401(m)(11) with respect to non-collectively bargained employees. Specifically, the Plan was amended to provide that the first 3% of the Retirement Contributions contributed by the company are automatically vested.

(12) **Subsequent Events (Continued)**

ESOP Account Change

Effective January 1, 2009 the ESOP portion of the Plan was expanded to include all shares of Olin Common Stock held in the Olin Common Stock Fund account. Previously, the ESOP portion of the Plan was limited to only those shares of Olin Common Stock purchased with company contributions and employee after tax contributions.

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2008

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, number of shares or units, rate of interest, par, or maturity value	Current value
Common Stock:		
* Olin Corporation	Olin Corporation Common Stock, 3,977,743 shares	$ 71,935,502
Common Collective Trusts		
* State Street Global Advisors	SSgA Stable Value Fund, 5,440,628 shares	58,907,037
* State Street Global Advisors	SSgA Mid Cap Index Fund, 193,374 shares	4,990,798
* State Street Global Advisors	SSgA Small Cap Index Fund 129,934 shares	2,249,788
* State Street Global Advisors	SSgA S&P 500 Index Fund 1,610,254 shares	27,322,793
Mutual Funds:		
PIMCO	Total Return Fund 4,223,473 shares	42,826,014
* Julius Baer	International Growth Fund, 563,142 shares	13,837,209
American Beacon	Large Cap Value Fund, 518,378 shares	7,132,815
American Funds	Large Cap Growth Fund, 399,280 shares	8,113,379
Lazard	Mid Cap Fund, 655,832 shares	4,918,741
Pennsylvania Mutual	Small Cap Fund 1,433,926 shares	9,894,099
T. Rowe Price	Age Based Retirement Income Fund, 561,502 shares	5,794,704
T. Rowe Price	Age Based Retirement Income Fund - 2010, 1,412,715 shares	15,780,024
T. Rowe Price	Age Based Retirement Income Fund - 2020, 1,414,953 shares	15,663,527
T. Rowe Price	Age Based Retirement Income Fund - 2030 715,218 shares	7,938,916
T. Rowe Price	Age Based Retirement Income Fund - 2040, 402,025 shares	4,434,336
Fidelity Investment Advisors	Fidelity Magellan 4,367 shares	200,273
* Participant loans	2,077 loans with interest rates ranging from 4.0% to 9.5%	7,496,581
* State Street Global Advisors	Self-Directed Brokerage Investment	7,433,072
		$ 316,869,608

* Party-in-interest to the Plan.

See report of independent registered public accounting firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2009

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

By: Members of the Pension and
CEOP Administrative Committee

S. E. Doughty

D. J. Ennico

D. C. Lockwood

M. T. DeRosa

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Amper, Politziner & Mattia, LLP

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension and CEOP Administrative
Committee of Olin Corporation

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-127112 and 333-153183) pertaining to The Olin Corporation of our report dated June 25, 2009, with respect to the financial statements and supplemental schedule of the Olin Corporation Contributing Employee Ownership Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2008.

Amper, Politziner & Mattia, LLP

New York, New York
June 25, 2009